Sykes Financial Services, LLC

Supplemental Information
Schedule I

Computation and Reconciliaton of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2017

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	17,213
Deductions:		
Non-allowable assets		
12b1 fees receivable net of payable to representatives		(1,804)
Other assets		(3,367)
Total non-allowable assets		(5,171)
Net allowable net capital		**12,042**

Aggregate indebtedness:

Commissions and 12b-1 fees payable	14,235
Total aggregate indebtedness (AI)	14,235

Computation of basic net capital required:

Minimum net capital required (6 2/3% of AI)	949
Minimum dollar net capital required for this broker/dealer	5,000
Net capital requirement (greater of above two calculations)	**5,000**

Excess Net Capital	$	**7,042**
Percentage of aggregate indebtedness to net capital		**118.20%**

Reconciliation of Computation of Net Capital Under Rule 15c3-1:

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.